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                                                                    EXHIBIT 12.1

                    COMPUTATION OF EARNINGS TO FIXED CHARGES
                                 (In thousands)

                                                                                           SIX MONTHS     SIX MONTHS    SIX MONTHS
                                                       FISCAL YEAR ENDED                     ENDED          ENDED         ENDED
                                          ---------------------------------------------      -----          -----         -----
                                             1998        1999        2000       2001     JUNE 30, 2002   DEC 29, 2002  JUNE 29, 2003
                                             ----        ----        ----       ----     -------------   ------------  -------------
                                           >
Income (loss) before income taxes,
minority interest, equity in net
loss of unconsolidated company and
cumulative effect of change in
accounting principle (3)                  $(337,474)  $(307,667)  $(79,566)  $(301,886)     $363,017       $(40,651)       $11,499
Fixed charges (1) (4)                        21,381      25,959     46,913     156,935           564          7,048          7,223
Total earnings (losses) and fixed
charges (3)                               $(337,474)  $(307,667)  $(79,566)  $(301,886)     $363,581       $(40,651)       $18,722
Fixed charges (1) (4)                        21,381      25,959     46,913     156,935           564          7,048          7,223
Ratio of earnings to fixed charges (2)          N/A         N/A        N/A         N/A         645:1            N/A          2.8:1
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(1)      Fixed charges consist of interest expense incurred, amortization of loan fees and the portion of rental expense under operating expense deemed by the Company to be representative of the interest factor.

(2) Earnings were inadequate to cover fixed charges for fiscal 1998, 1999, 2000, 2001, and the six months ended December 29, 2002, by approximately $337.5 million, $307.7 million, $79.6 million, $301.9 million, and $40.7 million.

(3) Total earnings and fixed charges for the six months ended June 30, 2002 included a gain on the extinguishment of debt and other liabilities subject to compromise, and the revaluation of assets and liabilities of $396.4 million to their fair values in connection with the adoption of fresh-start reporting for the six months ended June 30, 2002.

(4) In accordance with SOP 90-7, Komag, Incorporated did not record interest expense on its outstanding debt during the chapter 11 bankruptcy proceedings from August 24, 2001 through June 30, 2002.